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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 333-54370

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The following letter was distributed to CBOT members on January 26, 2001 and is currently available on the CBOT's intranet sites, MemberNet and TradeTalk.

                       CBOT FILES REGISTRATION STATEMENT
                     RELATING TO RESTRUCTURING TRANSACTIONS

          On January 26, 2001, the Board of Trade of the City of Chicago, Inc.
(CBOT) filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which contains a preliminary proxy statement and prospectus that we currently anticipate will be used, after being declared effective by the Securities and Exchange Commission, to solicit membership approval of the restructuring transactions. Members may refer to the Registration Statement when it becomes available, as well as other documents that the CBOT has filed or will file with the SEC at the SEC's web site at www.sec.gov.

While the Board of Trade of the City of Chicago, Inc.(CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.